Exhibit 10.2
March 15, 2021

Mr. Scott Mell

Via Email Delivery

Dear Scott:

As discussed, your meetings with the TriMas Corporation (“TriMas”) Audit Committee representatives of our Board of Directors have left us with a very positive impression of your experience base, knowledge, personal qualities sense of commitment, and opportunity for career growth. Accordingly, we are delighted to extend to you an offer of employment as TrIMas’ Chief Financial Officer. In this position, you will report directly to TriMas’ President & Chief Executive Officer. Your employment with our company is “at will”, which means that either you or the Company may terminate the relationship at any time. The following is not a contract of employment and outlines the general terms and conditions regarding the offer.

Salary:	$15,961.53 per pay period, which is equivalent to $415,000 on an annualized basis. You will be paid bi-weekly and this is an exempt position.

Bonus:
You will be eligible to participate in the TriMas 2021 Short Term Incentive Plan (“STI”) under the Corporate Staff determination on TriMas consolidated results.  Your Target Incentive Award for the 2021 Plan Year will be 65% of your base salary that is in effect as of December 31, 2021.  The 2021 STI will be earned based upon the following financial measures:

•70% of your Target Incentive Award will be based upon TriMas’ achievement of consolidated Operating Income as compared to budget.

•30% of your Target Incentive Award will be based upon TriMas’ achievement of consolidated Free Cash Flow Generation as compared to budget.

Your first year STI award will be prorated for time worked, however, assuming a start date of not later than May 15, 2021, your 2021 award will not be below $100,000.

Long-Term Incentive:	You will be eligible to participate in the TriMas Long Term Equity Incentive Plan (“LTI”). Subject to Compensation Committee approval, shortly after beginning in your role, TriMas will award you a grant of restricted stock units, which on the grant date will be valued at $450,000, and will vest on a pro rata basis over three years.

Annual Review:	As a public company Chief Financial Officer, you will be appointed as an Executive Officer and will become a Named Executive Officer of TriMas. In connection with this, our practice is to review with the Compensation Committee of the Board of Directors our CFO’s base, bonus percentage, long-term equity grants, and other benefits annually, and compared to similarly situated peer companies. The compensation package above will be up for review in early 2022. In addition to this review, while the long term award noted above is in the form of a restricted stock unit, you may expect that in 2022, to receive a 50/50 mix of restricted stock units and performance stock units

Flexible Cash Allowance:	You are eligible for a Flexible Cash Allowance of $25,000 per year, less all applicable taxes and witholdings paid to you in equal payments at the beginning of each quarter in accordance with the Company’s regular payroll schedule and practices. The 2021 allowance will be prorated for your first year worked.

Benefits:	You will be eligible to participate in the TriMas Corporation Welfare Benefit Plan and the TriMas Corporation Salaried Retirement Program. TriMas will provide group life insurance, health care, flexible spending accounts, health savings accounts, employee assistance programs, short & long-term disability coverage, accidental death & dismemberment insurance and retirement benefits. TriMas requires verification of dependent status for dependents you would elect to enroll into the benefit program.
The terms and scope of participation for these benefits and the compensation plans and policies referenced in this letter are subject to the plans and policy documentation and are subject to change.

Executive Retirement Program:	You will be eligible for the TriMas Corporation Executive Retirement Program, which includes a Compensation Limit Restoration Plan feature (“CLRP”). It provides a make-up contribution once your annual base salary exceeds the annual compensation limit for the calendar year. Please refer to the attached CLRP document for further details.

Severance:	You will be eligible to participate in the TriMas Executive Severance Policy (“Severance Policy”) as a Tier II participant. Pursuant to the policy, which may be amended from time to time by our Board of Directors, you will also be subject to other provisions and obligations, including confidentiality, non-competition, non-solicitation and non-disparagement. Please refer to the attached policy for further details.

Vacation:	You will be entitled to ten (10) days of vacation according to our vacation policy for the remainder of 2021. Effective January 1, 2022, you will be eligible for fifteen (15) vacation days.

Start Date:	Your start date will be Monday, April 26, 2021, or another date mutually agreed to between TriMas’ CEO and you.

Job Location:	TriMas Bloomfield Hills Corporate Office, although the office remains open during the pandemic, we have specific protocol about working at the office and the staff is working remotely until further notice.

Travel:	Although we are operating currently under very limited travel given the pandemic, this role does require traveling to locations, to meet with investors, and when applicable, travelling to Board meetings.

Starting Bonus:	In connection with your discussion regarding some of the economic factors impacting you related to the change of employment, TriMas will pay you within 30 days from hire a one time bonus of $50,000, net of witholdings for taxes.

TriMas promotes a drug-free workplace. Therefore, this employment offer is contingent upon the successful completion of a drug screen. This offer is also contingent upon the results of a reference/background check, proof of eligibility to work in the United States, and signing a Confidential Information and Invention Assignment Agreement and an Agreement to Arbitrate.

We are looking forward to having you join the TriMas team. We are highly confident of your ability to participate in the successful performance and growth of our business.

If this letter accurately reflects your understanding of the offer and if these terms and conditions are agreeable to you, please sign the letter below and return directly to me by Thursday, March 17, 2021 via email.

Sincerely,

/s/ Thomas Amato
Thomas Amato
President & Chief Executive Officer
TriMas Corporation

/s/ Scott Mell	4/24/2021

Signature	Date

My signature serves as an acceptance of the terms and conditions of the offer of employment and as an acknowledgment that I understand that my employment is considered "at will," meaning that either I or the company may terminate this employment relationship at any time with or without cause or notice.